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15046465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Wash., D.C.
194

SEC FILE NUMBER
8- 24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rosenblatt Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street - 26th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph C. Gawronski — 212-607-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy A. Abramowitz & Co.
(Name – *if individual, state last, first, middle name*)

21 Locust Avenue - Suite 2D-1	New Canaan	CT	06840-4735
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

. OATH OR AFFIRMATION

I, Joseph C. Gawronski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rosenblatt Securities Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 20 18

Signature

President / COO
Title

Robin Richel
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roy A. Abramowitz & Co.
Roy A. Abramowitz, CPA
Certified Public Accountant

Report of Independent Registered Public Accounting Firm

To the Shareholders of Rosenblatt Securities Inc.

We have audited the accompanying statement of financial condition of Rosenblatt Securities Inc. (a New York State S Corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Rosenblatt Securities Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Rosenblatt Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Roy A. Abramowitz & Co.

Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 26, 2015

NY OFFICE: 212.398.8100 FAX: 203.966.5668 CT OFFICE: 203.594.7360
230 West 41st Street, 15th Floor, New York, NY 10036
21 Locust Avenue, Suite 2D-1, New Canaan, CT 06840
EMAIL: rafinancial@optonline.net

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash & cash equivalents	$ 533,744
Receivable from broker-dealers and clearing organizations	1,377,059
Furniture and equipment, net of accumulated depreciation of $1,849,292	278,020
Loans receivable - employees	5,000
Security deposits	523,275
Prepaid expenses	128,591
TOTAL ASSETS	$ 2,845,689

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 420,603
Accrued expenses	104,724
Payable to clients	60,637
ADP Payable	244
401K Payable	2,413
Commission payable	151,632
Bonuses payable	943,405
TOTAL LIABILITIES	$ 1,683,658
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,526.30 shares issued and outstanding	2,526
Undistributed profits	1,159,505
TOTAL SHAREHOLDERS' EQUITY	$ 1,162,031
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,845,689

The accompanying notes are an integral part of the financial statements.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Rosenblatt Securities Inc. (RSI) was established in 1979 as a New York Corporation and is a registered broker-dealer with the Securities and Exchange Commission, a member of the New York Stock Exchange (NYSE), the Financial Industry Regulatory Authority (FINRA), NYSEArca, Nasdaq, BATS Trading, DirectEdge, ISE, and numerous registered alternative trading systems. RSI is an agency-only execution boutique servicing both the buy-side and sell-side, as well as corporates for share repurchase. With respect to the buy-side, the firm represents traditional institutions, quants and portfolio trading customers in NYSE- and Nasdaq-listed equities, options and ETF markets through its upstairs trading desk and NYSE trading floor operation. With twelve trading licenses on the New York Stock Exchange the Company has complete floor coverage to complement its state-of-the-art upstairs trading facility. With respect to the sell-side, RSI provides NYSE execution and DMA services.

RSI has been at the forefront of embracing automation to enhance trading efficiency and the self sufficiency of the buy-side, from creating DOT for non-member firms more than twenty-five years ago to offering DMA and sophisticated algorithmic tools today. RSI also provides market structure, technical analysis, transaction analytics, and financial technology advice to customers, as well as renders consulting and investment banking services to exchanges and other capital markets participants. Research coverage includes macro strategy and the technology, media and telecom sectors.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expenses are recorded on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade-date basis.

(B) Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on an accelerated basis or straight line basis over the estimated useful lives of the assets as follows: 3 years for equipment and furniture. Amortization of leasehold improvements is computed on the life of the leasehold, generally 5 years. Maintenance and repairs are expensed as incurred. Depreciation and amortization expense would not be materially different if calculated using the straight-line basis only.

For the year 2014 $ 54,632 of acquisitions and leasehold improvements were made for the upstairs trading facility and administrative offices in New York City and supportive personnel in California, Colorado, South Carolina and London. All new acquisitions are depreciated on a straight line basis. Depreciation and amortization expense on property and equipment was
$ 57,890 during 2014.

(C) The Company reviews property and equipment for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company did not record any significant impairment during 2014.

(D) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on our understanding of the current facts and circumstances. Actual results could differ from those estimates.

(E) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(F) Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par. 33 unrealized gains and losses on trading securities would be included in earnings. The Company had no unrealized gain or loss on “available for sale securities.”

(G) The Company's Anti-Money Laundering Program (AMLP) audit was completed during July 2014 pursuant to Section 352 of the USA Patriot Act of 2001 (Act). The audit was conducted by another independent firm in accordance with Statement on Standards for Consulting Services issued by the American Institute of Certified Public Accountants. The independent firm of Certified Public Accountants attested that the Company's AMLP met the standards set forth in Section 352 of the Act.

(I) RSI's buy-side customers are handled on a DVP-RVP basis and have separate bank accounts at banks and other custodial institutions which handle receipt and payment of funds and receipt and delivery of securities. As an introducing broker, RSI does not carry, accept or handle customer funds or securities. All instructions or transactions for the processing of funds or securities are transmitted to or through RSI's clearing firm.

(J) Since the company is an S Corporation, all profits and losses flow through to the shareholders.

(K) The $95,000 letter of credit to Vornado Realty Trust (the Company's landlord) is not recorded on the balance sheet and is not considered in the computation of the Company's net capital requirements.

(L) The Company does not enter into financial instruments for trading or speculative purposes.

(M) Goldman Sachs, the Company's clearing brokers, clears the trades executed by the Company on behalf of its customers, typically on a T+3 basis. As of December 31, 2014 Goldman Sachs accounted for 74% of the Company's total accounts receivable. Commission revenue through Goldman Sachs accounted for 83% of the Company's total commission revenue and 70% of the Company's total revenues.

(N) The Company is subject to concentrations of credit risk primarily in its trade accounts receivable to the extent of the amount(s) recorded on the balance sheet. The company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, and collection terms.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

(O) The Company is subject to lawsuits, investigations and other claims related to its operations and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the loss is probable and can be reasonably estimated. Disclosure of contingent liabilities is made when the risk is reasonably possible or probable. As of December 31, 2014 there were no reserves or disclosures required.

NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers represents commissions receivable from broker-dealers for whom the Company has executed trades on the NYSE floor or DMA/smart routing systems during December 2014 and received in January 2015.

The receivable from clearing organizations represents commissions receivable from clearing brokers for trades executed by the Company on behalf of its customers and cleared through its clearing brokers during December 2014 and received in January 2015.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through its clearing brokers. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 4: SECURITY DEPOSITS

During 2008 the Company entered into an agreement with its clearing firm. In addition an escrow deposit was made during 2008 as a DTCC member. As of December 31, 2014 the Company maintains a security deposit with its clearing firm in the amount of $504,363 and the DTCC in the amount of $10,051. The security deposits include interest earned during subsequent periods.

The Company also maintains security deposits in the amount of $8,861 in total for its New York City Corporate residence and offices in California, Colorado and South Carolina.

At December 31, 2014 security deposits totaled $ 523,275.

NOTE 5: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)).

Accordingly, no provision has been made for federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The Company is also required to pay the estimated tax on behalf of its non-resident shareholders. The tax provision for 2014 is $3,002.

Since the Company has nexus in California and Massachusetts it was subject to the California Minimum Franchise Tax and the Massachusetts S Corporation Minimum Excise Tax and filing fee. The Company accrued a tax provision for California and Massachusetts in the amount of $1,280.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 15% of net income or loss plus an add-back of officer's compensation, for officer\shareholders owning more than 5% of the Company's outstanding stock. The New York City Alternative income tax for 2014 is $38,222. The Company over-accrued $8,686 for 2013 New York City Corporation tax which was credited to 2014.

As of December 31, 2014 the Company had $81,284 of cumulative New York City net operating loss carryforwards, which may be available to reduce future New York City tax liabilities. The net operating loss deduction is limited to $10,000 a year for New York City corporation tax purposes, the New York City tax loss carryforwards will expire in 2029.

NOTE 6 COMMITMENTS

The Company entered into a "Fifth Amendment of Lease" on September 28, 2012 pertaining to its office space at 20 Broad Street, 26th Floor, New York, New York 10005. The term of the amended lease will expire on November 30, 2018. Pursuant to the lease the Company is liable for 1.7454% of the real estate tax and 1.8368% of the operating expenses of the building. The lease also includes rent abatements and rent escalations.

The annual rent for the premises is payable in advance in equal monthly installments of $28,857 through the term of the lease.

On August 25, 2006 the Company set up a $95,000 Standby Letter of Credit in favor of its Landlord in lieu of a deposit. On April 9, 2013 the Standby Letter of Credit expiration date was extended to November 30, 2018.

The Company entered into a one year lease for two executive offices in Irvine, California. The term of the lease is for one year expiring June 30, 2015.

The annual rent for the premises is payable in advance in equally monthly installments of $1,500.

The Company extended its one year lease for a corporate apartment in New York City located next to the New York City office space. The one year extension is for the period August 15, 2014 through August 14, 2015.

The annual rent for the premises is payable in advance in equally monthly installments of $4,536.

The Company entered into a one year lease in Lakewood, CO on April 1, 2014. The term of the lease expires on March 31, 2015.

The annual rent for the premises is payable in advance in equally monthly installments of $975.

The Company entered into a one year lease in Sullivan's Island, SC on June 30, 2014. The term of the lease expires on June 30, 2015.

The annual rent for the premises is payable in advance in equally monthly installments of $850.

The Company entered into an agreement with Avanta Devonshire Square, London in October 2014. The agreement expires on June 30, 2015.

The monthly amount for the premises is £499.

Future minimum operating lease payments required as of December 31, 2014 for each of the years for the four years ending December 31, 2018, and thereafter are as follows:

Year	Rental Amount
2015	$ 403,693
2016	346,283
2017	346,283
2018	317,426
Total	$ 1,413,685

NOTE 7: TRADING LICENSES

During the calendar year 2014 the Company maintained twelve trading licenses with the NYSE. Pursuant to an NYSE price structure change the Company pays for nine trading licenses. The annual price for each trading license was set at approximately $28,333 per year for 2014. Trading licenses are renewed each year. Trading license fees are billed monthly and are cancelable with a one month notification. The annual fee of $ 28,333 is prorated for the portion of the year during which the trading license would be outstanding.

NOTE 8: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v), net capital is computed pursuant to subparagraph (a)(2)(i) which requires that net capital as defined, shall be at least the greater of $ 250,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2014, the Company had net capital of $1,607,091 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $ 250,000 by $ 1,357,091.

All customer transactions (i.e., transactions with persons other than broker\dealers) are cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 9: WORKING CAPITAL

The Company's working capital decreased from $1,998,939 at December 31, 2013 to $1,314,142 at December 31, 2014. The current ratio was 2.78 to 1 at December 31, 2014 compared to 5.7 to 1 at December 31, 2013. The decrease in working capital is primarily related to slower turn around in accounts receivable remittances resulting in more cash utilized for customer funding, an increase in amounts of cash held by the Company's clearing broker(s), shareholder employee decrease in contributions to the firm's capital and more cash utilized for accounts payable, accrued expenses, payable to clients and prepaid expenses.

Net cash used in operating activities was $641,797 in 2014 compared to 2013 where operating activities provided an increase in cash by $103,346. The increase in cash utilized in operating activities is primarily related to slower turn around in accounts receivable, an increase in security deposits, an increase in prepaid expenses and other assets and an increase in bonuses paid.

Net cash used in investing activities was $54,631 in 2014. The cash utilized was for acquisition of assets.

Net cash provided by financing activities was $33,453 in 2014 compared to $244,828 in 2013. The decrease in cash provided in 2014 compared to cash provided in 2013 is primarily a result of an increase in shareholder employee distributions from firm capital in excess of capital contributions by them.